[redacted]

08030998

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-04487~~ 50724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STUART PORTFOLIO CONSULTANTS, L.P.

RECD S.E.C.
MAR 3 1 2008
503

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 EAST 83rd STREET, SUITE 2
(No. and Street)

NEW YORK	**NY**	**10128**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Oltchick **(212) 360-7500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name – if individual, state last, first, middle name)

633 THIRD AVENUE, 13TH FLOOR, NEW YORK, NEW YORK 10017
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
MAR 31 2008
Washington, DC
104

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stuart Oltchick, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stuart Portfolio Consultants, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres-

Title

Notary Public

FRANCES SAPERSTEIN
Notary Public, State Of New York
No. 31-4739010
Qualified In New York County
Commission Expires 1/31/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders, Equity or Partners, or Sole Proprietors, Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section240.17a-5(e)(3).*

STUART PORTFOLIO CONSULTANTS L.P.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2007
With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

To the Partners of
Stuart Portfolio Consultants LP
New York, New York

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants L.P. (the "Partnership") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Partnership at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Salibello & Broder LLP

March 28, 2008

STUART PORTFOLIO CONSULTANTS L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Assets

Cash and cash equivalents	$	286,906
Consulting fees receivable		733,743
Securities owned, at fair value		74,235
Prepaid expenses		6,437
Other assets		7,500
Total assets	$	1,108,821

Liabilities and Partners' Capital

Liabilities:		
Accounts payable	$	168,789
Income taxes payable		12,514
Deferred income taxes		257
Deferred rent		160
Accrued pension cost		100,226
Total liabilities		281,946
Partners' capital		826,875
Total liabilities and partners' capital	$	1,108,821

The accompanying notes are an integral part of this financial statement.

STUART PORTFOLIO CONSULTANTS L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Note 1 - Organization and nature of business

Stuart Portfolio Consultants L.P. (the "Partnership") was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of Financial Industry Regulatory Authority. and is registered with the National Futures Association. The Partnership earns consulting fees by acting as a selling agent for private placement investments or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. Fees from these activities are earned quarterly based on a percentage of the fees charged by the investment partnerships to the underlying investors. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

Note 2 - Summary of significant accounting policies

Basis of presentation

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statement are reasonable and prudent; however, actual results could differ from these estimates.

Securities owned

Securities owned are stated at fair value with unrealized gains or losses reflected in income or expense.

Income taxes

The Partnership's records include a provision for New York City Unincorporated Business Tax. Federal and state income taxes have not been provided since each partner is individually liable for his or her own federal and state tax payments.

Deferred New York City Unincorporated Business Tax is recorded on the difference between the financial statement and tax basis of assets and liabilities. The temporary differences which give rise to deferred taxes include unrealized gains from the Partnership's investments and deferred rent.

Note 2 - Summary of significant accounting policies (continued)

Deferred rent

The Partnership records rent expense on operating leases on a straight-line basis over the minimum lease term. The excess of the straight-line rent over the actual rent is treated as deferred rent.

Cash equivalents

The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of credit risk

The Partnership maintains its cash balance at several financial institutions. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Partnership's cash balances at its financial institutions exceeded this limit by approximately $187,000.

In the course of its business, the Partnership enters into engagements with various clients. In the event clients do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Partnership's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. There were no accounts receivable amounts written-off in 2007.

Accumulated comprehensive loss

As of December 31, 2007 the Partners' capital includes accumulated other comprehensive loss of $(20,627) which consists of the recognition of the funded status of the Partnership's defined benefit pension plan, net of a tax benefit of $859.

Fair value of financial instruments

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Note 3 - Net capital requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker-dealer, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, $5,000 or the minimum requirement of any other exchanges the registered broker-dealer belongs to. The Partnership also is subject to the Commodity Futures Trading Commission's (the "CFTC") minimum financial requirements (Regulation 1.17). Under the "net capital rules" of the CFTC, the Partnership, as an introducing broker, is required to maintain net capital, as defined, of $45,000. At December 31, 2007, the Partnership's net capital of $70,174 was $25,174 in excess of its required net capital of $45,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2007, the Partnership's ratio of aggregate indebtedness to net capital was 4.02 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if certain capital requirements are not met.

Note 4 – Commitments and contingencies

Lease commitments

The Partnership had a three-year lease agreement for office space that ended on November 30, 2007.

On November 1, 2007, the Partnership entered into a five-year lease agreement for office space, which expires on October 31, 2012. The annual rent under the agreement is $60,000 for the first three years and $62,400 for the next two years. The lease agreement called for a security deposit in the amount of $7,500, which will be returned at the end of the lease term and is included in the statement of financial condition in other assets.

As of December 31, 2007, future minimum lease rental payments are payable as follows:

For the years ending December 31:

2008	$ 60,000
2009	60,000
2010	60,400
2011	62,400
2012	52,000
	$ 294,800

Note 4 – Commitments and contingencies (continued)

Litigation

During the year ended December 31, 2007, the Partnership had to produce documents, answer interrogatories and an officer of the Partnership had to give testimony in response to a subpoena received from the Office of the Attorney General, State of New York in connection with an investigation. The Partnership believes that this issue will have no impact on its business.

Note 5 – Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2007.

Note 6 - Pension plan

The Partnership maintains a qualified noncontributory defined benefit pension plan (the "Plan") covering all employees. The benefits are based on years of service and the employee's compensation prior to retirement. The pension expense was calculated by the Partnership's actuary using the Projected Unit Credit Cost Method. The Partnership's funding policy is to contribute at least the minimum annual amount permitted under the Employee Retirement Income Security Act of 1974.

The following table sets forth the funded status of the Plan as of December 31, 2007:

Accumulated benefit obligation	$	1,008,301
Projected benefit obligation	$	1,033,577
Fair value of plan assets		933,351
Funded status	$	(100,226)

As of December 31, 2007, there was no additional minimum liability

Weighted - average assumptions as of December 31, 2007:	
Discount rate	5.75%
Expected rate of return on plan assets	7.00%
Rate of compensation increase	0.00%

The Partnership's expected rate of return on plan assets is determined by the plan assets' historical investment performance, current asset allocation, and estimates of future returns by asset class.

Note 6 - Pension plan (continued)

The Partnership's fair value of total plan assets at December 31, 2007, by asset category is as follows:

Mutual funds	56.8%
Money market funds	0.4%
Partnerships	42.8%
Total	100.0%

The Partnership's investment policy for plan assets is to manage the portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds.

The Partnership contributed $100,000 to its pension plan in 2007. The Partnership expects to contribute approximately $277,000 to its pension plan in 2008.

No pension benefits were paid in 2007. The pension benefits expected to be paid in 2008, 2009, 2010, 2011, 2012 and the five years thereafter, which include an amount for expected future services, are as follows:

2008	$ -
2009	122,833
2010	122,833
2011	122,833
2012	122,833
2013-2017	614,165
	$ 1,105,497

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87 and 132(R)" ("SFAS No. 158")*, which requires entities to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income, net of tax, to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS No. 158 requires prospective application and is effective for fiscal years ending after June 15, 2007. The Partnership adopted recognition provisions of SFAS No. 158 and initially applied them to the funded status of its defined benefit pension plan as of December 31, 2007. The initial recognition of the funded status resulted in a decrease in total partners' capital of $20,627, which is net of a tax benefit of $859. The effect of adopting SFAS No. 158 on the Partnership's statement of financial condition at December 31, 2007 has been included in the following table:

Note 6 - Pension plan (continued)

	Before application of SFAS No. 158	Incremental effect of applying SFAS No. 158	After application of SFAS No. 158
Accrued pension cost	$ 78,740	$ 21,486	$ 100,226
Deferred tax liability	$ 1,116	$ (859)	$ 257
Total liabilities	$ 261,319	$ 20,627	$ 281,946
Total partners' capital	847,502	(20,627)	826,875
Total liabilities and partners' capital	$ 1,108,821	$ -	$ 1,108,821

END